ADDITIONAL INFORMATION RELATING TO ALLOTMENT AND ISSUE OF SHARES AND OPTIONS

Perth October 16th 2009

Following the announcement made by Samson Oil & Gas Limited on 15 October 2009 on the allotment of shares and options resulting from the Company’s Renounceable Rights Issue, we provide the following additional information pursuant to Appendix 7A of the ASX Listing Rules:

1)           ISSUED CAPITAL FOLLOWING ALLOTMENT

Number		Status	Class
1,152,565,735	-	Listed	Ordinary fully paid
180,565,751	-	Listed	New options exercisable at 1.5 cents, expiring on 31 December 2012
10,216,688	-	Unlisted	Options exercisable at 25 cents, expiring 31 December 2009
7,379,077	-	Unlisted	Options exercisable at 30 cents, expiring 10 October 2012
6,500,000	-	Unlisted	Options exercisable at 45 cents, expiring 30 May 2011
3,000,000	-	Unlisted	Options exercisable at 42 cents, expiring 31 October 2009
2,000,000	-	Unlisted	Options exercisable at 25 cents, expiring 11 May 2013

2)           FULLY PAID SHARES
ASX Code : SSN

Spread of holdings			Holders	Shares	%
1	-	1,000	753	248,036.02
1,001	-	5,000	392	1,165,746.10
5,001	-	10,000	218	1,753,632.15
10,001	-	100,000	520	19,036,242	1.65
100,001	-		431	1,130,362,079	98.07
			2,314	1,152,565,735	100.00

Top 20
	Holder Name	Units	% of issued
1.	ANZ Nominees Ltd	408,471,107	35.44
2.	Colbern Fiduciary Nom PL	33,446,634	2.90
3.	Macquarie Bank Ltd	31,300,000	2.72
4.	National Nominees Ltd	23,789,907	2.06
5.	Bellset Nom PL	20,833,333	1.81
6.	Equity Ttees Ltd	19,843,136	1.72
7.	Beirne Trading PL	16,369,608	1.42
8.	Citicorp Nom PL	16,033,512	1.39
9.	Bell-Allen Holdings PL	13,846,819	1.20
10.	Toltec Holdings PL	12,905,881	1.12
11.	HSBC Custody Nom Aust Ltd	12,235,211	1.06
12.	Bayonet Inv PL	11,905,881	1.03
13.	MacLachlan Neil	11,812,500	1.02
14.	Intercorp PL	11,037,254.96
15.	National Gas Aust PL	10,000,000.87
16.	Jersey Inv WA PL	9,921,568.86
17.	Taylor Allen P & RK	8,800,000.76
18.	Halley Paul Mark	8,540,000.74
19.	Kirke Sec Ltd	8,000,000.69
20.	Hotlake PL	7,937,254.69
		697,029,605	60.46

3)           OPTIONS
ASX Code : SSNO

Spread of holdings			Holders	Shares	%
1	-	1,000	50	20,770.01
1,001	-	5,000	65	173,213.10
5,001	-	10,000	58	428,866.24
10,001	-	100,000	211	7,961,334	4.41
100,001	-		129	171,981,568	95.25
			513	180,565,751	100.00

Top 20
	Holder Name	Units	% of issued
1.	ANZ Nominees Ltd	31,388,257	17.38
2.	Equity Ttees Ltd	9,294,256	5.15
3.	Toltec Holdings PL	5,676,554	3.14
4.	Bayonet Inv PL	5,576,554	3.09
5.	Bell Potter Nom Ltd	5,519,822	3.06
6.	Jersey Inv WA PL	4,647,128	2.57
7.	HSBC Custody Nom Aust Ltd	4,135,059	2.29
8.	Intercorp PL	4,027,703	2.23
9.	Beirne Trading PL	3,829,944	2.12
10.	Hotlake PL	3,717,703	2.06
11.	Auita PL	3,717,703	2.06
12.	Arredo PL	3,717,703	2.06
13.	Paganin David Arthur	3,717,703	2.06
14.	Colbern Fiduciary Nom PL	3,344,664	1.85
15.	Jacobs Paul	2,788,277	1.54
16.	Must Props PL	2,788,277	1.54
17.	Bellset Nom PL	2,083,334	1.15
18.	Leet Inv PL	1,896,028	1.05
19.	Powerstar PL	1,858,851	1.03
20.	Lee Brian & Audrey	1,858,851	1.03
		105,584,371	58.46

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary

ALLOTMENT AND ISSUE OF SHARES AND OPTIONS

Perth October 15th 2009

The Directors of Samson Oil & Gas Limited (“Samson”) advise that today 15 October 2009 they have allotted a total of 912,171,519 ordinary fully paid shares together with 91,217,218 free attaching options pursuant to a prospectus dated 2 September 2009, to raise gross funds of $10,946,058.

Pursuant to the terms of the Underwriting Agreement, the Directors have issued 89,348,533 options to the Underwriter of the issue, Patersons Securities Limited or its nominees, in accordance with the Prospectus. Samson is in discussions with Patersons with a view to placing the balance of the shortfall on a best endeavours basis.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary

SAMSON OIL & GAS LIMITED RENOUNCEABLE RIGHTS ISSUE
Perth October 12th 2009

The Directors of Samson Oil & Gas Limited (“Samson”) advise that the Company’s Renounceable Rights Issue closed on 6 October 2009.

At the close, Samson has received applications for 562,375,805 ordinary shares and 56,237,580 options resulting in a shortfall of 879,989,491 ordinary shares and 87,998,949 options.

Pursuant to the Underwriting Agreement dated 2 September 2009, Patersons Securities Limited is required to place a further 270,957,528 ordinary shares and 27,095,752 options.  Samson is in discussions with Patersons with a view to placing the balance of the shortfall with their existing clients on a best endeavours basis.

Holding Statements will be sent to applicants on 14 October 2009.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary

SAMSON OIL & GAS LIMITED RIGHTS ISSUE
Denver October 8th 2009, Perth October 9th 2009

Samson Oil and Gas Ltd (ASX SSN, NYSE AMEX SSN) announced today that it has successfully completed the Rights Offer extended to holders of its ordinary shares listed on the ASX and the parallel Rights Offering for American Depositary Shares traded on NYSE AMEX.
Subscriptions received from both Samson’s US and Australian shareholders (using an exchange rate of A$1=US$0.9) were as follows:

	A$ million	US$ million

SUBSCRIBED	A$ 6.63	US$ 5.97

SHORTFALL	A$3.37	US$3.03

TOTAL	A$10.00	US$9.00

Samson’s Underwriter, Paterson’s Securities Limited is proceeding to place the shortfall prior to settlement on October 13th.

Directors are due to allot the shares on October 14th and the allotted shares are expected to be available in shareholder accounts on October 15th.

Given that the Rights Offering successfully concludes as expected, the Company expects reduce its current debt level by a significant amount, with the residual debt level of approximately US$13.05 million, well below the Proved Developed Producing (PDP) reserve value of US$ 18.9 million established by Ryder Scott as at June 30th, which will cause the Company to return to full compliance with the terms of its debt facility.

In addition, the capital raised will enable Samson to proceed with its development program which will include drilling in Texas, North Dakota and in Wyoming. The drilling program is aimed at delivering shareholder value from a suite of opportunities that the Company has generated. The first of these wells is expected to be the prospect Ripsaw. Preparations for the drilling of this well are being finalized and the spud is expected late November or during December.

About Samson

Our principal business is the exploration and development of oil and natural gas properties in the United States, primarily focused on the Rocky Mountain region. Samson’s ordinary shares are traded on the Australian Securities Exchange under the symbol “SSN”. Samson’s American Depositary Receipts (ADRs) are traded on the NYSE Amex under the symbol “SSN”, and, each ADR represents 20 fully paid ordinary shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR

Managing Director

 Forward-Looking Statements

Forward-looking statements in this announcement are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, Samson’s expectations and estimates about future events and the intended use of the proceeds of the rights offerings. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual events or results may differ materially from those contained in the forward-looking statements due to a variety of factors, including without limitation, changes in the price of oil and natural gas and uncertainties inherent in estimating the timing and results of exploration activities. Other risk factors are discussed in the registration statement, prospectus supplement and Samson’s other filings with the Securities and Exchange Commission (“SEC”)(which may be viewed on the SEC’s website at http://www.sec.gov). These documents contain and identify important factors that could cause the actual results for Samson to differ materially from those contained in Samson’s forward-looking statements. Although Samson believes that the expectations reflected in the forward-looking statements are reasonable, Samson cannot guarantee future results, levels of activity, performance or achievements. Samson is under no obligation (and expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

SAMSON OIL & GAS LIMITED ANNOUNCES RESULTS OF GENERAL MEETING

2 October 2009

Pursuant to ASX Listing Rule 3.13.2, Samson Oil & Gas Limited advises on the outcome of voting on the resolutions put to shareholders at the General Meeting held today, 2 October 2009.

Details of the voting in regard to the resolutions (together with the information required to be given by Section 251AA of the Corporations Act) was as follows:

Resolution 1 – Ratification of Allotment of Shares

Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	14,226,587

Votes of proxies directed to vote against the resolution	:	237,380

Votes of proxies directed to abstain on the resolution	:	31,300,000

Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 2 – Issue of Underwriter Options

Resolution passed by a show of hands.  Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	45,524,207

Votes of proxies directed to vote against the resolution	:	239,760

Votes of proxies directed to abstain on the resolution	:	-

Votes of proxies able to vote at the proxies' discretion	:	-

For and on behalf of the Board of Directors of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary

APPOINTMENT OF ALTERNATE DIRECTOR

Perth 7.00am 2 October 2009 – Denver 5.00pm 1 October 2009

The directors of Samson Oil & Gas Limited advise that Mr Neil Fearis has been appointed as alternate director to Mr Neil MacLachlan with immediate effect.

For and on behalf of the Board of Directors of
SAMSON OIL & GAS LIMITED
DENIS RAKICH
Company Secretary

ANNOUNCEMENT OF RENOUNCEABLE RIGHTS ISSUE

Wednesday 2 September 2009

The Directors of Samson Oil & Gas Limited (“Samson”) wish to announce a renounceable rights issue of fully paid ordinary shares at an issue price of 1.2 cents per new share (“Rights Issue”) to raise approximately $17.3 million (before costs and expenses). The Rights Issue is on the basis of six new shares for every one fully paid ordinary share held.

In addition, subscribers for new shares will receive 1 new option (exercisable by 31 December 2012 at 1.5 cents per option) for every 10 new shares issued to them.

Subject to execution of a formal underwriting agreement, the Rights Issue will be underwritten to the extent of $10 million by Patersons Securities Limited subject to Samson receiving subscriptions of $4.4 million.

A Prospectus for the Rights Issue (“Prospectus”) will be lodged with the Australian Securities and Investments Commission and ASX Limited on 3 September 2009.

The Rights Issue will be open to existing Samson shareholders with registered addresses in Australia and New Zealand.

Samson will also simultaneously offer, through its U.S. depositary for the American Depositary Shares (“ADSs”), The Bank of New York Mellon, subscriptions rights to purchase additional ADSs and warrants to purchase ADSs on substantially similar commercial terms as the Rights Issue.

The record date for determining entitlements under the Rights Issue is expected to be on or about 16 September 2009.

The new shares issued under the Rights Issue will rank equally with existing fully paid ordinary shares in Samson.  Shares issued on exercise of the options will rank equally with the then issued fully paid ordinary shares in Samson.

Holders of options must exercise their options by the Record Date in order to participate in the Rights Issue.

The funds raised pursuant to the Rights Issue (net of costs and expenses) will:

•	Fund a drilling programme to increase oil and gas reserves;
•	Repay a portion of the debt facility outstanding with Macquarie Bank Limited; and
•	Provide additional working capital.

The drilling program will involve the drilling of 8 wells within Samson’s prospect portfolio, these wells will include oil development wells in the Company’s Bakken Formation oilfield in North Dakota and in its New Mexico State GC oil field. In addition the issue will support the drilling of several 3D seismic data supported prospects such as Diamondback and Screeh Owl located in the Texas Gulf Coast Basin and is also expected to include gas developments wells in the Jonah Field in Wyoming. The combined contingent recoverable reserves associated with wells included in the program amount to 0.5 mmstb of oil and and 2.3 Bcf net to Samson.

It is anticipated that the Prospectus, together with a personalised Entitlement and Acceptance Form, will be sent to all shareholders in Australia and New Zealand on or about 17 September 2009.

The Prospectus for the Rights Issue will be available on Samson’s website at www.samsonoilandgas.com.au and ASX’s website at www.asx.com.au following its lodgment with ASIC and ASX.

Yours faithfully
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol “SSN”. Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol “SSN”, and, each ADR represents 20 fully paid Ordinary Shares of Samson.